WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934.

Commission File Number: 0-12635

SOUTHERN JERSEY BANCORP OF DELAWARE, INC..

(Exact Name of Registrant as specified in its charter)

53 SOUTH LAUREL STREET

BRIDGETON, NJ 08302-1293

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $1.67 PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii)	☐ ☐ ☐ ☐

This Form 15 is being filed to correct the inadvertent failure to file a Form 15 to terminate the filing requirements for Southern Jersey Bancorp of Delaware, Inc’s common stock following Hudson United Bancorp’s acquisition of Southern Jersey Bancorp of Delaware, Inc. on December 1, 1999.

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of Securities Exchange Act of 1934, as amended, Hudson United Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HUDSON UNITED BANCORP
Successor by Merger to
Southern Jersey Bancorp of Delaware, Inc.

DATE: July 1, 2005	By:	/s/ James W. Nall
James W. Nall
Executive Vice President and
Chief Financial Officer